OSISKO DECLARES FOURTH QUARTER 2020 DIVIDEND

(Montreal, November 9, 2020) Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) is pleased to announce a fourth quarter 2020 dividend of C$0.05 per common share. The dividend will be paid on January 15, 2021 to shareholders of record as of the close of business on December 31, 2020.

For shareholders residing in the United States, the U.S. dollar equivalent will be determined based on the daily rate published by the Bank of Canada on December 31, 2020. This dividend is an "eligible dividend" as defined in the Income Tax Act (Canada).

The Company also wishes to remind its shareholders that it has implemented a dividend reinvestment plan (the "Plan"). Shareholders who are residents of Canada and the United States may elect to participate in the Plan in connection with the dividend to be paid on January 15, 2021 to shareholders on record as of December 31, 2020. More details are available on Osisko's website at http://osiskogr.com/en/dividends/drip/

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Agent at 1-800-387-0825 (toll-free in Canada) or inquiries@canstockta.com.

Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in common shares under the Plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

This press release is not an offer or a solicitation of an offer of securities.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 138 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.8% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd. On October 5, 2020, Osisko Gold Royalties Ltd announced the spin-out of mining assets and the creation of Osisko Development Corp., a premier North American gold development company. This transaction is expected to close in the fourth quarter of 2020.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, comments with respect to the directors and officers of the Company, information pertaining to the fact that all conditions for payment of the dividend will be met and that such dividend will continue to be an "eligible dividend" as defined in the Income Tax Act (Canada). Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.